Exhibit 99.1

Eco Wave Power Advances 1 MW Wave Energy Project in Porto, Portugal;
Completes Ocean Wave Assessment With MetOcean Consult and Submits Full Execution Plan to APDL

Porto, Portugal – (Newsfile Corp. – January 15, 2026) – Eco Wave Power Global AB (NASDAQ: WAVE) (“Eco Wave Power” or the “Company”), a global leader in onshore wave energy technology, today announced key progress in the development of its 1 MW wave energy project in Porto, Portugal, including the completion of a wave and loads assessment conducted in co-operation with MetOcean Consult and the submission of the full execution plan to Administração dos Portos do Douro, Leixões e Viana do Castelo, S.A. (APDL).

To support engineering and design optimization for the Porto project — the first megawatt-scale implementation under the Company’s 20 MW concession agreement with APDL — Eco Wave Power retained the services of MetOcean Consult, a Netherlands-based consultancy specializing in independent metocean analysis, environmental data services, and numerical wave- and flow modeling for offshore, coastal, and port developments.

MetOcean Consult’s assessment for the Barra do Douro breakwater generated important data and confirmed the favorable wave climate and wave-induced loading conditions for Eco Wave Power’s new generation of floaters.

“Accurate metocean data are essential for the safe and efficient development of marine renewable energy projects,” said Marco Westra, Managing Director of MetOcean Consult. “Our analysis of the Barra do Douro breakwater shows wave- and wave loading conditions that are well suited to Eco Wave Power’s latest floater design, providing a solid technical foundation for the project as it advances toward execution.”

With the completion of the internal engineering reviews, Eco Wave Power submitted its full execution plan to APDL on January 8, 2026, marking a key transition from the planning phase toward the construction phase of the 1 MW project. The Company expects to engage further with APDL in the coming weeks to finalize schedules and advance the project toward on-site execution.

The planned 1 MW wave energy station in the City of Porto has already achieved important development milestones, including the payment of the first installment, representing 50% of the grid connection fee, and formal acceptance of the grid connection conditions with E-REDES, Portugal’s national electricity distribution system operator. The project aligns with a tentative grid connection target in 2026, subject to final regulatory approvals.

Situated within the existing breakwater structure known as “The Gallery,” the 1 MW installation will house Eco Wave Power’s advanced wave energy conversion equipment and is designed to support the integration of ocean wave energy into Portugal’s renewable electricity mix.

“Portugal has established itself as a leader in renewable energy adoption, and we are proud that our Porto project contributes to the continued diversification of the country’s clean energy portfolio,” said Inna Braverman, CEO and Founder of Eco Wave Power. “Completing the metocean assessment with MetOcean Consult and submitting our execution plan to APDL are important steps as we move this project from planning toward construction and grid connection. This initiative underscores our commitment to scaling wave energy solutions and delivering predictable, sustainable power from the world’s oceans.”

Eco Wave Power’s innovative, onshore wave energy systems are designed to be efficient, scalable, and environmentally responsible, supporting the transition to a resilient and diversified renewable energy future.

About MetOcean Consult

MetOcean Consult is an independent consultancy providing high-quality environmental data services, forecast information, and metocean analysis for offshore, coastal, and port projects. With extensive experience in numerical wave and flow modeling and validated wind, wave, and current data, MetOcean Consult delivers fit-for-purpose solutions that support design criteria, engineering decisions, and environmental assessments across all stages of marine infrastructure development.

About Eco Wave Power Global AB (publ)

Eco Wave Power Global (Nasdaq: WAVE) is a pioneering onshore wave energy company that transforms the power of ocean and sea waves into clean, reliable, and cost-efficient electricity through its patented, intelligent technology.

With a mission to accelerate the global transition to renewable energy, Eco Wave Power developed and operates Israel’s first grid-connected wave energy power station, recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and co-funded by EDF Renewables IL. In the United States, the company recently launched the first-ever onshore wave energy pilot station at the Port of Los Angeles, in collaboration with Shell Marine Renewable Energy (Shell MRE).

Eco Wave Power is expanding rapidly worldwide, with upcoming projects in Portugal, Taiwan, and India, representing a robust project pipeline of 404.7 MW under development. The company has received international recognition and support from organizations including the European Union Regional Development Fund, Innovate UK, and the EU Horizon 2020 program, and was honored with the United Nations Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (ADSs) are traded on the Nasdaq Capital Market under the ticker symbol “WAVE.”

For more information, please visit www.ecowavepower.com.

Note: Information available on or through the websites mentioned herein does not form part of this press release.

For press inquiries, please contact: info@ecowavepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses the expectation to engage further with APDL in the coming weeks to finalize schedules and advance the 1 MW wave energy project in Porto, Portugal toward on-site execution and the expectation that the project aligns with a tentative grid connection target in 2026. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on March 3, 2025, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.